FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of November 2007
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

CGGVeritas to dispose of its minority interest
in Eastern Echo
Paris, November 23, 2007
CGGVeritas (ISIN: FR0000120164 — NYSE: CGV) announced today that it has decided to tender its 30.9 million shares of Eastern Echo Holding PLC (ECHO NO) representing 12.67 percent of Eastern Echo’s issued share capital, to the new cash offer of Schlumberger, set at a price of NOK 15 per share.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: FR0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
For more information about Eastern Echo Holding plc: www.easternecho.org
Contacts Investor Relations:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@CGGVeritas.com
Houston: Hovey Cox Tel.: (1) 832 351 8821 invrelhouston@CGGVeritas.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15
Date: November 23th, 2007

By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit